

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Via E-mail
The Bank of Nova Scotia
Luc A. Vanneste
Executive Vice President and Chief Financial Officer
44 King St. West, Scotia Plaza 8th floor
Toronto, Ontario, Canada M5H 1H1

> **Re: The Bank of Nova Scotia**
> **Form 40-F**
> **Filed December 3, 2010**
> **Form 6-K**
> **Filed May 31, 2011**
> **File No. 002-09048**

Dear Mr. Vanneste:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 40-F for Fiscal Year Ended October 31, 2011

1.   In future filings please correct the Commission File Number on your '34 Act filings to reflect the correct file number of 002-09048.

Annual Information Form

2.	You disclose on page 3 of Exhibit 1 to your Form 40-F that you operate in Latin America, a region generally understood to include Cuba. It also appears from your website that you may engage in transactions relating to Iran, and that you facilitate wire transfers to Sudan and Syria. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

	Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since your letter to us dated July 26, 2007. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments since that letter. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received.

3.	Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Exhibit 3 – Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Loans, page 116

4.	We note your disclosure on page 117 that a loan contractually past due by 180 days in all situations is classified as impaired except when it is guaranteed or insured by the Canadian government. In addition, we note from your allowance for credit losses tabular disclosure on page 125 that you wrote-off loans only to the specific allowance even though you recorded a provision for credit losses to both the specific and general allowance in fiscal year 2009. In an effort to provide clear and transparent disclosures please tell us and revise future filings to discuss in detail the relationship between the specific and general allowance and why there were no write-offs to the general allowance in the past two fiscal years. Also, in your response discuss how the impaired loan policy affects your specific allowance.

Derivative instruments, page 118

5.   We note your disclosure on page 118 that you enter into derivative contracts for trading purposes to both meet the needs of your customers and for your own account to generate trading income. In addition, we note from your disclosure that the gains and losses due to changes in fair values of trading derivatives are included in other income – trading revenues that totaled $1,016 million at October 31, 2010. It is not clear from these disclosures however, how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward, as applicable. Accordingly, please tell us and revise your future filings to separately disclose your revenues earned from proprietary trading activities by geographic location. In addition, clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future specifically for your US banking subsidiary.

Note 5 Impaired Loans and Allowance for Credit Losses, page 125
(a) Impaired loans, page 125

6.   We note your disclosure on page 125 that credit losses related to the purchased loans covered under an FDIC loss sharing agreement are determined <u>net</u> of the amount expected to be reimbursed by the FDIC. In addition, we note that loans acquired with a loss sharing agreement and the net receivable from the FDIC totaled $3.6 billion and $852 million at October 31, 2010 and both were included in the loans line item on the balance sheet. Under U.S. GAAP an allowance for credit losses for loans acquired with a loss sharing agreement are determined <u>gross</u> without consideration of the amount to be reimbursed from the FDIC. In addition, the indemnification asset is reported separate from the assets it covers on the balance sheet, i.e. loans and foreclosed assets, either as a separate line item or within other assets. Please revise future filings to reflect the difference in Canadian GAAP and U.S. GAAP for the credit losses on FDIC covered loans and the indemnification asset. In addition, provide us with a draft of the adjustments and related footnotes as of October 31, 2010.

Note 6 Variable interest entities
(b) Other VIEs, page 126

7.   We note your disclosure on page 126 that you enter into liquidity asset purchase
        agreements (LAPA) with multi-seller conduits that you sponsor and that the terms of the
        agreement include an obligation to purchase assets, including defaulted assets, at the
        conduit's original cost from the conduit. In addition, we note you provide additional
        liquidity facilities to these multi-seller conduits based on future asset purchases by them.
        Please tell us and revise future filings to provide detailed disclosures regarding your
        obligations under these liquidity facilities. Consider providing the following in your
        revised disclosures:

        •   Whether your obligation is to purchase commercial paper, provide capital
            commitments, or to purchase assets from the conduits;

        •   Whether there are triggers associated with your obligations to fund; and

        •   Whether there are any terms that would limit your obligation to perform.

Note 11 Other liabilities, page 127

8.   We note your disclosure on page 127 that you have a note liability of $2.85 billion to the
        FDIC related to your acquisition of R-G Premier Bank of Puerto Rico. Please tell us and
        revise to disclose in future filings the terms of this note. Specifically, discuss if you have
        an obligation to use the reimbursements from the FDIC under the loss-sharing agreement
        to pay down the note.

Note 31 Reconciliation of Canadian and United States generally accepted accounting principles
(GAAP), page 161

9.   We note your reconciliation of net income on page 161 and that the adjustments totaled
        $71 million. In addition, we note your adjustment to retained earnings from Canadian
        GAAP to U.S. GAAP of $433 million that was disclosed on page 164. Considering there
        was a significant difference in the total adjustments to net income and retained earnings
        from Canadian GAAP to U.S. GAAP, please provide us with a breakout of the
        adjustments made to retained earnings as of October 31, 2010 by footnote (i.e. a, b, c,
        etc). In addition, consider providing detailed quantitative descriptions of your
        adjustments in the footnotes to the tabular disclosures in future filings.

10.   We note your footnote (i) to your reconciliation of net income on page 162 and that the
        adjustment is to account for Scotiabank Trust Securities as non-controlling interest in
        subsidiaries under U.S. GAAP. In addition, we note adjustment (l) that reduced net
        income by $6 million in 2010. Please tell us and revise future filings to disclose how the

adoption of ASC 810-10 (SFAS 160) affected your reconciliation of Canadian GAAP to U.S. GAAP. In addition, revise your net income presentation under U.S. GAAP to comply with the guidance beginning in paragraph 18 of ASC 810-10-45 and ASC 810-10-50. Refer to ASC 810-10-55-4J.

Form 6-K, filed May 31, 2011
Exhibit 99.1 - Q2 2011 Second Quarter Results Report to Shareholders
Management's Discussion and Analysis, page five
Future Accounting Changes, page 14
Control Environment, page 14

11.   We note your disclosure on page 14 that you are implementing changes in internal control over financial reporting (ICFR) and disclosure controls and procedures due to the transition to International Financial Reporting Standards (IFRS). In addition, we note on page 16 that you state there were no changes in your ICFR during the second quarter that have materially affected, or are reasonably likely to materially affect your ICFR. Please tell us if you have made changes during the past two fiscal years and subsequent to ICFR and DCP. If so, explain how you determined these changes would not materially affect your ICFR going forward.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Luc A. Vanneste
The Bank of Nova Scotia
July 8, 2011
Page 6

You may contact Lindsay McCord at (202) 551-3417 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director